

April 29, 2015

Via E-mail
Richard A. Drucker, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **Ally Financial Inc.**
> **Schedule TO-I**
> **Filed April 23, 2015**
> **File No. 005-88095**

Dear Mr. Drucker:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

General

1. Please provide us with a brief legal analysis explaining the basis upon which the company concluded that the tender offer does not implicate Rule 13e-3. While we note the company's intention "to keep the Series A Shares listed on the NYSE…," with a view towards possible revised disclosure, advise us of whether the offer is conditioned on a determination that the completion of the offer and purchase of all of the tendered shares would not cause the shares to cease to be qualified for listing on the NYSE or otherwise trigger the ability to deregister under the Exchange Act. Refer to Rule 13e-3(a)(3)(ii) and advise.

<u>Item 10</u>

2.   Please update the disclosure, inclusive of the summary financial information included in the Offer to Purchase, to reflect the updated financial results for the first quarter once the Form 10-Q is filed.

<u>Offer to Purchase</u>

<u>Summary Term Sheet, page 2</u>

3.   Please describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

<u>Conditions of the Offer, page 11</u>

4.   We note the Financing Condition applicable to the offer. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

5.   We note disclosure in the Letter of Transmittal that the Financing Condition may be waived. Please confirm that there will be five business days remaining in the offer following disclosure of a waiver of any material condition, inclusive of the Financing Condition.

6.   Supplementally advise us of the circumstances in which payment for the Series A Shares would not be permitted under Delaware law and how and when such a determination would be made.

<u>Withdrawal Rights, page 16</u>

7.   Please disclose the specific date after commencement of the offer, by which holders may validly withdraw Series A shares if such shares have not been accepted for payment.

<u>Source and Amounts of Funds, page 17</u>

8.   We note that the source of financing for the offer is dependent on the company's ability to raise sufficient proceeds via one or more issuances of debt or equity in the public or private markets. Please supplementally advise us of the transactions completed or contemplated, inclusive of the timeframe for such transactions. We may have further comment.

9.   Please disclose whether there are alternative financing plans or arrangements. If there are no alternative financing plans or arrangements, please revise to state so. See Item 1007(b) of Regulation M-A.

10.   If the maximum amount of Series A Shares are purchased, the company will need approximately $346.45 million to pay for shares tendered. Further to our comments above, advise us of the company's basis for its reasonable belief that it will have the means to purchase the securities and complete the offer. Refer generally to Rule 14e-8(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3641or the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Special Counsel
Office of Mergers & Acquisitions